Exhibit 19.1

hut 8 corp.

INSIDER TRADING Policy

Adopted February 23, 2024

This insider trading policy (the “Insider Trading Policy”) has been adopted by the board of directors (the “Board”) of Hut 8 Corp. (the “Company”).

I.PURPOSE

The Company is a publicly traded company and is subject to securities laws in the United States and Canada. The Board has implemented this Insider Trading Policy to ensure compliance with applicable securities laws, including to prevent insider trading and tipping violations by people who have access to Material Information (as defined below) that is not available to the general public, as well as to avoid the appearance of improper conduct.

Any violation of this Insider Trading Policy or insider trading law can result in disciplinary action, including termination of employment with the Company, as well as legal consequences such as fines or imprisonment. Preventing insider trading and tipping keeps markets fair and ensures all investors have access to the same material information.

It is the personal responsibility of each Company director, officer, employee, 10% shareholder (as defined below), director and officer of a 10% shareholder, and other personnel that the Company may determine should be subject to this Insider Trading Policy, such as contractors or consultants (“Other Personnel”), to comply with this Insider Trading Policy and all applicable securities laws when trading in the Company’s securities or the securities of companies with which the Company does business. If there is ever any conflict between this Insider Trading Policy and applicable securities laws, only the sections of this policy permitted by applicable law or regulation will apply.

If you are ever unsure of whether or not you are permitted to trade in the Company’s securities or the securities of another public company, please contact the Chief Legal Officer or General Counsel (who, in turn, will liaise with members of the Disclosure Committee, as necessary) before you act.

II.APPLICATION

Who does this Insider Trading Policy apply to?

This Insider Trading Policy applies to:

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all Company directors, officers, and employees, as well as persons who receive or otherwise have access to Material Nonpublic Information and beneficially own, directly or indirectly, more than 10% of the voting securities of the Company or who exercise control or direction over more than 10% of the votes attached to the voting securities of the Company (a “10% shareholder”), and directors and officers of a 10% shareholder and Other Personnel (in each case, for the purpose of this policy, “insiders”);

•

any person or entity (such as a corporation, trust, partnership, investment fund, etc.) an insider controls, exercises substantial influence over, serves as a trustee or in a similar fiduciary capacity of or is otherwise involved with, in connection with securities trading or investment decisions; and

•	an insider’s spouse, partner, parents, children, dependents and other family members or roommates (all of the foregoing persons and entities collectively, “Covered Persons”); and
•	any other person or entity that has non-public Material Information regarding the Company.

It is important to understand that this Insider Trading Policy applies to all shares that you beneficially own and/or over which you have direct or indirect control or direction, which includes securities owned by others (such as family members) where you direct or influence their investment decisions.

Notwithstanding the foregoing, this Insider Trading Policy shall not apply to any entity that engages in the investment of securities in the ordinary course of business (e.g. investment fund or partnership) if such an entity has established its own insider trading controls and procedures in compliance with applicable securities laws.

Pursuant to this Insider Trading Policy, transactions in the Company’s securities by the Company are generally subject to approval by the Board and compliance with applicable securities laws.

What type of transactions does this Insider Trading Policy cover?

This Insider Trading Policy applies to all transactions in the Company’s securities, including the Company’s common shares, or any debt instruments, or puts, calls, options or other rights to purchase or sell the Company’s securities, or any other derivative security that is tied to the Company’s share price (collectively, “Company Securities”). Every Covered Person is prohibited from insider trading or tipping as it relates to Company Securities.

This Insider Trading Policy also applies to non-public Material Information relating to other companies with which the Company does business, including partners and customers, as well as potential merger or acquisition candidates. For the purpose of this Insider Trading Policy, information about these companies should be treated in the same way as information directly related to the Company.

Every Company insider is prohibited from speculative or indirect trading in Company Securities – such as short sales, trading in puts, calls or options (not stock options granted by the Company) – or similar rights or obligations to buy or sell Company Securities, or the purchase of Company Securities with the intention of quickly reselling them.

Company insiders may not buy Company Securities on margin, and are prohibited from short-selling Company Securities, purchasing financial instruments or otherwise entering into arrangements that provide the economic equivalent of ownership of any Company Securities or an opportunity, direct or indirect, to profit from any change in value of Company Securities or designed to hedge or offset a decrease in the market value of Company Securities, or engage in any other hedging transaction with respect to Company Securities (including, but not limited to, prepaid variable forward contracts, equity swaps, collars, puts, calls, and exchange funds). Insiders are also prohibited from pledging or using Company Securities as collateral for loans or in margin accounts without approval from the Board.

A violation of insider trading and tipping laws can result in civil or criminal penalties not only for the person who trades while in possession of non-public Material Information, but also for anyone who tips or otherwise aids the person doing the trading.

III.INSIDER TRADING

It is illegal for anyone to buy or sell shares or other securities of any reporting issuer (i.e. public company) at any time when a person is in possession of Material Information related to that issuer that has not yet been made publicly available. To do so would be insider trading.

You may, from time to time, have to forego a proposed transaction in the Company’s securities even if you planned to complete the transaction before learning of the undisclosed material information. Questions about whether Material Information is public or has been “generally disclosed”, or has ceased to be material, should be directed as designated under the Disclosure Policy of the Company.

IV.TIPPING

It is generally illegal to share Material Information that has not yet been made public with another person (including friends and family members), because they may decide to buy or sell securities based on that information. It is illegal to make recommendations or express opinions to another person regarding trading in any securities (whether Company Securities or another issuer’s) on the basis of non-public Material Information. To do so would be tipping.

A limited exception to this is providing Material Information in the “necessary course of business,” which generally means sharing information that is reasonably necessary in the course of the Company’s business, subject to confidentiality and the understanding that any trading on the basis of Material Information is prohibited, with:

•	employees, officers and directors of the Company;
•	partners on issues such as research and development;
•	lenders, legal counsel, auditors, underwriters and financial or other professional advisors;
•	parties to negotiations;
●	government agencies and non-governmental regulators; or
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credit rating agencies (provided that the information is disclosed for the purpose of assisting the agency to formulate a credit rating and the agency’s ratings generally are or will be publicly available).

Disclosure to analysts, institutional investors, other market professionals and members of the press and other media is a form of tipping and will not be considered to be in the necessary course of business. Generally, you should refrain from making such disclosure unless you have been specifically advised that it is permitted. If you are ever unsure of whether or not communications are reasonably necessary in the necessary course of business, speak to the Chief Legal Officer or General Counsel (the “Responsible Officer”).

V.MATERIAL INFORMATION

Material Information means:

•	any fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of Company Securities;
•	information if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision;
•	information that would significantly alter the total mix of information available to investors;
•

material changes, meaning any change in the business, operations or capital of the Company that would reasonably be expected to have a significant effect on the market price or value of Company Securities; and

•	if the Board or executive team has made a decision to implement a change – even if the change has not yet occurred – the decision itself would be Material Information.

Either good or bad information may be Material Information. Some examples of information that may be considered to be Material Information are listed in Appendix “A” hereto.

What does it mean for Material Information to be publicly available?

Material Information about the Company should always be considered to be non-public unless the information has been widely distributed in a manner making it generally available to investors, such as when the Company has: (i) issued a press release or (ii) made a regulatory filing with Canadian provincial securities regulators and/or the U.S. Securities and Exchange Commission (“SEC”) about the information, and a reasonable period of time has passed for the markets to react to the information and investors have had time to buy or sell based on the information.

Material Information has to be distributed by the Company to be publicly available - the circulation of rumours, even if accurate and reported in the media (print, web, social), does not constitute effective public dissemination.

VI.BLACKOUT PERIODS

Regular quarterly trading blackouts will apply during periods when financial statements are being prepared but results have not yet been publicly disclosed. The trading blackout commences on the fifteenth day of the third month of each quarter (or on the preceding trading day if the fifteenth calendar day of the third month is not a trading day) and ends at the end of the next full trading day after the day the results of the previous financial quarter are publicly disclosed.

In addition to the general prohibition against insider trading and tipping described above, as well as the regular quarterly trading blackouts, the Company may, from time to time, impose blackout periods on some or all insiders, during which they cannot buy or sell Company Securities. If insiders receive a notice not to trade, they are prohibited from trading in Company Securities until they are notified by the Responsible Officer that the blackout period has ended. Insiders shall not advise others as to the existence of the blackout period.

Orders placed with a broker should be cancellable upon the start of any blackout period.

Covered Persons are never permitted to trade with knowledge of any non-public Material Information, regardless of whether or not there is a blackout period in effect.

VII.PRE-CLEARANCE OF TRADES

Before initiating any trade in the Company’s shares, any Covered Person must obtain preclearance from the Chief Legal Officer or General Counsel, who will liaise with members of the Disclosure Committee, as necessary, whether or not a blackout period is in effect. Each proposed transaction will be evaluated to determine if it raises potential insider trading or other concerns under applicable laws. Clearance of a transaction is only valid for a two (2) business day period, unless earlier revoked. If the transaction order is not completed within that 48 hour period, approval of the proposed transaction must be re-requested. If clearance is denied, the fact of such denial must be kept confidential by the person requesting the approval.

VIII.CONSEQUENCES OF VIOLATION

The consequences of insider trading or tipping can be severe and may include civil penalties, fines and criminal sanctions. Insiders who violate this Insider Trading Policy will also be subject to disciplinary action by the Company, up to and including possible termination of employment or other relationship with the Company. In addition to these penalties, persons sanctioned for violations of securities laws may be limited from engaging in other types of business in the future. If an insider were even accused of securities law violations, it would have damaging effects on their reputation and the Company’s reputation.

Insiders may also be liable for improper trading by any person to whom the insider has disclosed non-public Material Information or to whom the insider has made recommendations or expressed opinions as to trading in Company Securities. Securities regulators have imposed large penalties even when the disclosing person did not profit from the trading. Securities regulators use sophisticated electronic surveillance techniques to uncover insider trading.

IX.REPORTING INSIDERS

Rule 144. In addition, Reporting Insiders (as defined below) who sell Company Securities in the United States must comply with the volume, manner of sale and notice requirements of Rule 144 under the U.S. Securities Act of 1933. Reporting Insiders who are considered “affiliates” of the Company under U.S. securities laws by virtue of reasons other than being a member of the board of directors or officer (e.g. the Reporting Insider is also a significant shareholder) must comply with additional requirements under U.S. federal securities laws in connection with sales of Company Securities, even if such sales take place outside the United States, and should consult legal counsel in advance of such sales.

SEDI Reporting. “Reporting Insiders” within the meaning of National Instrument 55-104 – Insider Reporting Requirements and Exemptions (including directors, executive officers and significant shareholders) are required under applicable Canadian securities legislation to report their trades of Company Securities on the System for Electronic Disclosure by Insiders, commonly known as “SEDI” (www.sedi.ca) in Canada. These reports are required within 5 (five) days of the trade. In addition, a Reporting Insider is required to file an insider trading report within 10 (ten) days after becoming a Reporting Insider, disclosing such person’s beneficial ownership of, or control or direction over Company Securities.

Filings. Reporting Insiders are legally responsible for ensuring that they are in compliance with reporting requirements, however the Disclosure Committee is available to assist you in the preparation and filing of insider trading reports and, where such assistance is requested, reporting insiders must provide the Disclosure Committee with all required information to allow for timely submission of reports.

Such Reporting Insiders are responsible for ensuring the accuracy of any such reports. While the Company may assist a Reporting Insider to file required reports and forms and to comply with applicable resale restrictions, the Reporting Insider has the ultimate responsibility for complying with applicable securities laws in connection with his, her or its sale of Company Securities. Reporting Insiders are required to promptly provide a copy of any insider trading reports to the Responsible Officer so that the Company may update its records.

Consequences of contravening insider reporting requirements include the imposition of late filing fees, being identified as a late filer on public databases maintained by securities regulators, the issuance of cease trade orders or, in appropriate circumstances, enforcement proceedings.

X.AUTOMATIC SECURITIES DISPOSITION PLANS

An automatic securities disposition plan (“ASDP”) is a plan established by an insider with a broker while the insider is not in possession of any non-public Material Information and not subject to a blackout period, to allow for transactions in accordance with pre-arranged instructions, which can then occur even if the insider would not otherwise be allowed to trade.

The Board has approved in principle the adoption by insiders of ASDPs and the Company will participate in the establishment of ASDPs in accordance with this Insider Trading Policy as long as an ASDP complies with all applicable Canadian and U.S. securities laws. See Appendix “B” hereto for more detail on ASDPs. Notwithstanding the foregoing, the Company is under no obligation to approve the establishment, modification or termination of an ASDP and may decline to do so in the Company’s sole discretion.

XI.LEGAL CAUTION

This Insider Trading Policy is only a general framework and should be viewed as the minimum standard for compliance with insider trading laws. Every insider has the ultimate responsibility for complying with insider trading laws. Questions about the Insider Trading Policy may be directed to the Responsible Officer.

This Insider Trading Policy will be reviewed periodically to ensure that it continues to comply with applicable laws and good corporate governance practices.

Failure to comply with this Insider Trading Policy or the procedures set out herein may result in disciplinary action, which may include termination of employment.  Canadian securities legislation provides that a breach of the prohibition against trading in securities with knowledge of undisclosed material information or providing undisclosed material information to others, in addition to civil liability for damages, may result in imprisonment for up to five years less a day and/or a fine of up to the greater of (i) $5 million, and (ii) an amount equal to three times the profit obtained or loss avoided by reason of the contravention.  Penalties may also be levied by Canadian securities regulatory authorities for not complying with the requirement to file insider reports.

The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to shareholders, competitors, employees or other persons, or to any other liability whatsoever.

APPENDIX “A”

The following are examples of the types of events or information that may be Material Information. This list is not exhaustive and is not a substitute for companies exercising their own judgment in making materiality determinations. In making materiality judgments, it is necessary to take into account a number of factors that cannot be captured in a single bright-line standard or test.

Changes in Corporate Structure

•	changes in share ownership that may affect control of the Company.
•	major reorganizations, amalgamations or mergers.
•	take-over bids, issuer bids or insider bids.

Changes in Capital Structure

•	the public or private sale of additional securities.
•	planned repurchases or redemptions of securities.
•	planned splits of shares or offerings of warrants or rights to buy shares.
•	any share consolidation, share exchange or stock dividend.
•	the possible initiation of a proxy fight.
•	material modifications to rights of security holders.

Changes in Financial Results

•	a significant increase or decrease in earnings.
•	unexpected changes in the financial results for any periods.
•	shifts in financial circumstances, such as cash flow reductions, major asset write-offs or write-downs.
•	changes in the value or composition of the Company’s assets.
•	any material change in the Company’s accounting policy.

Changes in Business and Operations

•	any development that affects the Company’s research, products or markets.
•	a significant change in capital investment plans or corporate objectives.

•	government inspections.
•	significant new contracts, products or patents or significant losses of contracts or business.
•	changes to the board of directors or executive management.
•	the commencement of, or developments in, material legal proceedings or regulatory matters.
•	waivers of corporate ethics and conduct rules for directors, officers and other key employees.
•	any notice that reliance on a prior audit is no longer permissible.
•	de-listing of the Company’s securities or their movement from one quotation system or exchange to another.
•	a cybersecurity incident or risk that may adversely impact the Company’s business, reputation or share value.

Transactions

•	significant acquisitions or dispositions of assets, property or joint venture interest.
•	acquisitions of other companies, including a take-over bid, or merger with, another company.
•	partnerships and collaborations; research or development agreements; marketing, co-marketing and co-promotion agreements; acquisitions or other business combinations and strategic equity investments.

Changes in Credit Arrangements

•	the borrowing or lending of a significant amount of money.
•	any mortgaging or encumbering of the Company’s assets.
•	defaults under debt obligations, agreements to restructure debt or planned enforcement procedures by a bank or any other creditors.
•	changes in rating agency decisions.
•	significant new credit arrangements.

APPENDIX “B”

An insider wishing to set up an ASDP must provide to the Responsible Officer at least five business days in advance of a proposed entry into an ASDP:

•	a draft of the ASDP;
•	a schedule of planned transactions; and
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a certification that (i) he or she is not then in possession of non-public Material Information, and (ii) the insider is entering into the ASDP in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1(c) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), Section 76 of the Securities Act (Ontario) or other applicable securities laws; and (iii) the ASDP conforms to all applicable requirements of Rule 10b5-1 of the Exchange Act then in effect.

Any ASDP must comply with all applicable requirements of Rule 10b5-1 of the Exchange Act then in effect and all other applicable securities laws. All insiders must act in good faith with respect to the ASDP for the entire duration of the plan. In determining whether to clear the adoption of an ASDP by an insider, the Responsible Officer will consider whether the ASDP complies with the following guidelines:

1.

Operation of an ASDP: an insider must demonstrate that he or she (i) does not have decision-making ability over trading governed by the ASDP and (ii) cannot make “discrete investment decisions” through the ASDP.

2.

Timing for Adopting an ASDP: an ASDP must be entered into in good faith and may not be adopted, amended or terminated during a blackout period or during a time an insider is in possession of non-public Material Information or otherwise as part of a plan or scheme to evade the prohibitions of Rule 10b5-1(c) of the Exchange Act, Section 76 of the Securities Act (Ontario) or other applicable securities laws. Any ASDP of an executive officer or member of the Board must include representations by such insider certifying the foregoing. The insider will be required to provide their broker with a certificate from the Company confirming that the Company is aware of the ASDP and that, to the best of its knowledge, the insider is not in possession of any non-public Material Information.

3.

Timing for Transactions Pursuant to an ASDP: the ASDP must provide that no transactions may occur thereunder until the expiration of the applicable cooling-off period specified in Rule 10b5-1(c)(ii)(B) (the “Cooling-Off Period”), and no transactions may occur under the ASDP until after that time. The appropriate Cooling-Off Period varies based on the status of the insider. For executive officers and members of the Board, the Cooling-Off Period ends on the later of (x) 90 days after adoption or modification of the ASDP or (y) two business days following disclosure of the Company’s financial results in a Form 10-K or Form 10-Q for the quarter in which the ASDP was adopted (not to exceed 120 days). For all other insiders, the Cooling-Off Period ends 30 days after adoption or modification of the ASDP. The required Cooling-Off Period will apply to the entry into a new ASDP and any revision or modification of an ASDP, including changes to the pricing, amount of securities, or timing of transactions, but not for purely ministerial changes such as changes in account information or adjustment for stock splits.

4.

Simplicity: the trading parameters and instructions should be set out in the written ASDP document and must (a) specify the amount of securities to be sold, the price at which and the date on which the securities are to be sold, (b) include a written formula or algorithm, or computer program, for determining the amount of securities to be sold and the price at which and the date on which the securities are to be sold, or (c) not permit the insider to exercise any subsequent influence over how, when, or whether to effect sales; provided, in addition, that any other person who, pursuant to the ASDP, does exercise such influence must not have been aware of any non-public Material Information when doing so. Insiders should avoid complex sales formulae that may be hard to apply, misinterpreted or that may require the broker under the ASDP to seek guidance from the insider. The ASDP must prohibit the broker from consulting with the insider regarding any sales under the plan, and must prohibit the insider from disclosing information to the broker concerning the Company that might influence the broker’s execution of the ASDP.

5.	Only ASDP: the ASDP of an insider must be the only outstanding ASDP entered into by the insider (subject to the limited exceptions in Rule 10b5-1(c)(ii)(D)).
6.

Modification and Termination: the ASDP must contain “meaningful restrictions” on the ability of the insider to vary, suspend or terminate the ASDP so that the insider cannot profit from material undisclosed information by deciding to vary, suspend or terminate the ASDP.

7.

Other Best Practices: The Responsible Officer may also consider such other “best practices” as they exist at the time with respect to ASDPs, and may impose such additional requirements, or grant such exceptions, as they determine are necessary or appropriate.

The Responsible Officer, in consultation with executive management of the Company, may determine that the Company must disclose the creation of the ASDP at the time it is put into place. Insider trading reports are required for each trade under a reporting insider’s ASDP, unless an exemption applies. Any entry by an insider into an ASDP, or termination thereof, must also be on the understanding that the Company will make any disclosures required under applicable securities laws regarding the ASDP or any transactions thereunder.

Following the adoption of the ASDP, the insider may not vary, revise, modify, suspend or terminate the ASDP unless: (i) pre-clearance is obtained from the Responsible Officer; (ii) the insider certifies to the Responsible Officer that: (A) he or she is not then in possession of non-public Material Information, and (B) the insider is modifying or terminating the ASDP in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1(c), Section 76 of the Securities Act (Ontario) or other applicable securities laws; and (iii) if the insider is a Reporting Insider, such insider notifies the public via a SEDI filing (or other filing agreed to by the Responsible Officer) of the variance, suspension or termination. No such variance, revision, suspension or termination may occur during a blackout period. In addition to the foregoing, any variance, revisions or modifications of an ASDP (including any changes to the pricing, amount of securities, or timing of transactions, but not for purely ministerial changes such as changes in account information or adjustment for stock splits) must be subject to the applicable Cooling-Off Period prior to any transaction occurring under the ASDP as modified.

In pre-clearing the adoption, modification or termination of an ASDP by an insider, the Company shall not be responsible to the insider for determining whether such ASDP is in compliance with the provisions of applicable securities laws.

Compliance with applicable securities laws is the responsibility of the insider. Insiders should consult with their own legal advisors before adopting an ASDP.